Exhibit 10.1

SEPARATION AGREEMENT

THIS SEPARATION AGREEMENT (this “Agreement”) is entered into by and between Keith W. F. Bradley (“Associate”) and Ingram Micro Inc., a Delaware corporation (“IMI”), effective as of December 7, 2012.

WHEREAS, IMI granted to Associate the following performance-vested restricted stock unit awards pursuant to certain restricted stock unit award agreements between Associate and IMI (collectively, the “RSU Award Agreements”) under the Ingram Micro Inc. Amended and Restated 2003 Equity Incentive Plan (the “Plan”): 26,908 shares (EPS & ROIC) and 17,939 shares (PBT) granted on March 1, 2010, pursuant to the 2010 Executive Long-Term Performance Share Program; 25,836 shares (EPS & ROIC) and 17,224 shares (PBT) granted on March 1, 2011; and 26,632 shares (EPS & ROIC), 26,632 shares (TSR) and 17,775 shares (PBT) granted on June 1, 2012 (collectively, the “RSU Awards”);

WHEREAS, pursuant to certain stock option agreements between Associate and IMI (collectively, the “Stock Option Agreements”), IMI granted to Associate certain stock options to acquire a total of 290,600 shares of IMI’s common stock under the Plan, all of which are fully vested and exercisable as of December 7, 2012 (collectively, the “Stock Options”); and

WHEREAS, Associate and IMI have determined to provide for the termination of Associate’s employment with IMI on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.	Resignation of Officer Position and Subsequent Termination of Employment.

a. Associate and IMI hereby acknowledge and agree that effective December 31, 2012 Associate will resign from his position as Senior Executive Vice President and President Ingram Micro North America, and Associate will remain employed by IMI on a part-time basis until March 1, 2013 (the “Separation Date”) pursuant to the terms and conditions set forth herein.

b. During the period commencing on the date hereof and ending on December 31, 2012 Associate will continue to report to Alain Monie, IMI’s President and CEO, and have such duties and responsibilities as established by Mr. Monie from time to time, including, without limitation, assisting Paul Bay, Acting President Ingram Micro North America, in transitioning his duties to Mr. Bay and providing background information on customers and vendors as necessary. During the period commencing on January 1, 2013, and ending on the Separation Date, Associate will report to and support Mr. Bay, Senior Executive Vice President and President Ingram Micro North America, and have such duties and responsibilities as established by Mr. Bay from time to time, including, without limitation, preparing a report on discussions he has had with the senior leadership of BrightPoint Americas on the strategy for revenue synergies in North America between the Mobile and Distribution groups. During the period commencing on the date hereof and ending on December 31, 2012, IMI will pay Associate his current annual base salary of $550,000, less payroll deductions and all required withholdings, payable in accordance with IMI’s normal payroll practices. During the period commencing January 1, 2013 and ending on the Separation Date, IMI will pay Associate an annual base salary of $275,000, less payroll deductions and all required withholdings, payable in accordance with IMI’s normal payroll practices, and Associate will remain eligible to receive health and welfare benefits at a level as if he were still being compensated at the level of his current salary, in accordance with IMI plans or policies in effect from time to time.

d. Notwithstanding anything herein to the contrary, it is the parties’ intent that (i) during the period commencing on January 1, 2013 and ending immediately prior to the Separation Date, the level of bona fide services that Associate will perform for IMI will be at least twenty-five percent (25%) but not more than fifty percent (50%) of the average level of bona fide services performed by Associate for IMI over the thirty-six (36)-month period immediately preceding January 1, 2013, and (ii) Associate’s “separation from service” (as defined in Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”)) will occur on the Separation Date, and the payments and benefits described in Section 3 hereof will be paid or provided in accordance with such determination.

e. Effective as of the Separation Date, Associate’s employment with IMI and its subsidiaries and affiliates shall terminate. On and after the Separation Date, Associate shall cease to be an employee or agent of IMI or any entity affiliated with IMI, and shall have no authority to bind IMI or any such affiliate or act on behalf of IMI or any such affiliate as an associate or employee.

2.	Accrued Obligations. IMI shall pay Associate all earned but unpaid wages and unreimbursed expenses relating to the period prior to the Separation Date, subject to applicable payroll and tax withholding requirements, through IMI’s normal payroll procedures in accordance with applicable law.

3.	Severance. Associate and IMI hereby acknowledge and agree that the payments and benefits provided under this Section 3 are in lieu of any severance payment or severance benefits under the Ingram Micro Inc. Executive Officer Severance Policy or any other IMI plan, policy, program or arrangement whatsoever, whether written or unwritten, formal or informal, and Associate’s rights to any severance compensation or severance benefits from IMI, other than as set forth herein, shall cease as of the Separation Date. In consideration of Associate’s continuing obligations under this Agreement, IMI shall pay or provide to Associate the following severance payments and benefits:

a. Severance Payment. IMI shall pay to Associate a lump-sum cash payment in an amount equal to $935,000, which the parties acknowledge and agree represents the sum of (i) $550,000, representing Associate’s annual base salary in effect on December 31, 2012, and (ii) $385,000, representing Associate’s target annual bonus in effect on December 31, 2012, within 60 days after the Separation Date, subject to applicable tax and related payroll withholding requirements.

b. 2012 Annual Bonus. Associate shall receive his unpaid Annual Executive Incentive Award for fiscal 2012 (“Annual Bonus”), if any, based on the number of calendar days of participation in the Annual Bonus program measurement period. This amount will be calculated and paid after the close of IMI’s 2012 fiscal year at such time and in the same manner as Annual Bonus payments, if any, are made to actively employed executive officers. This amount will be calculated based on actual performance achieved during IMI’s 2012 fiscal year relative to the performance objectives set forth in the 2012 Ingram Micro Inc. Annual Executive Incentive Award Program.

c. Continued Health Benefit. During the period commencing on the Separation Date and ending on the earlier of March 1, 2014 or such date as Associate becomes eligible for coverage under the group health plan of another employer (the “Continuation Period”), IMI will provide the continuation of, and pay 100% of the premiums for, the IMI-sponsored health and welfare benefits of medical insurance, dental insurance and vision insurance for Associate and his enrolled dependents, provided, however, that if any plan pursuant to which such benefits are provided is not, or ceases prior to the expiration period of the Continuation Period to be, exempt from the application of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) under Treasury Regulation Section 1.409A-1(a)(5), then an amount equal to each remaining premium subsidy shall thereafter be paid to Associate as currently taxable compensation in substantially equal monthly installments over the Continuation Period (or remaining portion thereof). Associate acknowledges and agrees that he must enroll in COBRA continuation coverage upon receipt of enrollment materials from IMI’s current COBRA administrator (Vita) in order for IMI to pay for the cost of COBRA continuation coverage during the Continuation Period as set forth in this Section 3(c). IMI will provide under separate cover further information to Associate regarding COBRA continuation coverage and other conversion and/or continuation rights. Following the expiration of the Continuation Period, any further continuation of such coverage under applicable law (if any) shall be at Associate’s sole expense. However, coverage for long-term and short-term disability insurance and other benefits, including, without limitation, basic life insurance, accidental death and dismemberment insurance and supplemental life insurance will end on the Separation Date.

d. Outplacement Services. IMI will provide Associate with a paid outplacement program for up to one (1) year following the Separation Date, up to a maximum cost to IMI of $20,000. The selection of the outplacement assistance firm shall be at the discretion of IMI. Associate may not select a cash payment in lieu of this benefit.

Notwithstanding the foregoing, IMI shall not be obligated to provide Associate with any of the severance payments and benefits described in paragraphs (a) – (d) above until such time as this Agreement has been finally accepted by Associate and Associate’s right to revoke Associate’s acceptance has lapsed pursuant to Section 15 hereof.

4.	RSU Awards. The RSU Awards shall be governed by the terms of the respective RSU Award Agreement and the Plan.

5.	Stock Options. The Stock Options shall be governed by the terms of the respective Stock Option Agreement and the Plan. As such, subject to any trading blackouts pursuant to IMI’s Securities Trading Guidelines and/or U.S. securities law requirements, Associate shall have the right to exercise each Stock Option through May 30, 2013, unless such Stock Option expires at an earlier date per the terms of the respective Stock Option Agreement.

6.	Retirement Plans. Participation in the IMI 401(k) Investment Savings Plan and the IMI Supplemental Investment Savings Plan will cease on the Separation Date. Payment of accrued benefits and account balances in these plans will be made in accordance with the plans’ provisions and Associate’s distribution election forms on file as of the Separation Date, subject, however, to any applicable 6-month delay required under Section 409A of the Code (as described in Section 24(a) hereof).

7.	Non-disclosure. Associate acknowledges Associate’s obligation not to disclose, during or after employment, any trade secrets or proprietary and/or confidential data or records of IMI or its affiliates or to utilize any such information for private profit. Each of the parties hereto agrees that such party will not release, publish, announce or otherwise make available to the public in any manner whatsoever any information or announcement regarding this Agreement or the transactions contemplated hereby without the prior written consent of the other party hereto, except as required by law or legal process, including, in the case of IMI, filings with the Securities and Exchange Commission. Associate agrees not to communicate with, including responding to questions or inquiries presented by, the media, employees or investors of IMI, its affiliates or any third party relating to the terms of this Agreement, without first obtaining the prior written consent of IMI. Notwithstanding the foregoing, Associate may make disclosure to Associate’s attorneys and financial advisors of the existence and terms of this Agreement provided that they agree to be bound by the provisions of this Section 7. Each party agrees not to make statements or take any action to disparage, dissipate or negatively affect the reputation of the other with employees, customers, suppliers, competitors, vendors, stockholders or lenders of IMI, its affiliates or any third party.

8.	Return of Property. Associate acknowledges Associate’s obligation to promptly return to IMI all property of IMI in Associate’s possession including, without limitation, “Blackberry”, or other PDAs, keys, IMI employee identification card, credit cards, cell phones, pagers, computers, office equipment, documents and files and instruction manuals on or before the Separation Date, or earlier if so requested by IMI.

9.	Associate’s Obligations. In consideration of the payments to be made to and the benefits to be received by Associate hereunder, Associate and IMI have further agreed as follows:

a. Associate will not directly or indirectly make known to any person, firm, corporation, partnership or other entity, any list, listing or other compilation or document, whether prepared or maintained by Associate, IMI or any of IMI’s affiliates, which contains information that is confidential to IMI or any of its affiliates about Associate’s customers, vendors and/or partners, including but not limited to names and addresses, or .

b. Through March 1, 2014, Associate will not, and will use Associate’s best efforts not to permit any person, firm, corporation, partnership or other entity of which Associate is an officer or control person to (i) knowingly solicit, entice, or persuade any associates of IMI or any of its affiliates (“IMI Associates”) to leave the services of IMI or any of its affiliates for any reason, or (ii) solicit for employment, hire, or engage any IMI Associate as an employee, independent contractor or consultant.

10.	Rights in Event of Breach. In the event of Associate’s breach of this Agreement (excluding breach of this Agreement due to death or total disability), in addition to all other rights and remedies to which IMI may be entitled by law or in equity, IMI shall have no obligation to make any further payments hereunder or permit any restricted stock units to continue to be earned or vested or any vested stock options to be exercised.

11.

Injunctive Relief. Irreparable harm will be presumed if Associate breaches any covenant in this Agreement and damages may be very difficult to ascertain. In light of these facts, Associate agrees that any court of competent jurisdiction should immediately enjoin any breach of this Agreement upon the request of IMI, and Associate specifically releases IMI from the requirement of posting any bond in connection with temporary or interlocutory injunctive relief, to the extent permitted by law. The granting of injunctive relief by any court shall not limit IMI’s right to recover any amounts previously paid to Associate under this Agreement or any damages incurred by it due to a breach of this Agreement by Associate.

12.	Release by Associate. Associate hereby fully, finally and irrevocably discharges IMI and each of its affiliates, and each present, former and future director, officer and employee of IMI and its affiliates and any parent, subsidiary, affiliate or shareholder thereof (the “IMI Released Parties”) from all manner of claims, actions, causes of action or suits, in law or in equity, which Associate has or may have, known or unknown, against the IMI Released Parties, or any of them, by reason of any matter, cause or thing whatsoever, including any action arising from or during Associate’s employment with IMI and any of its affiliates, resulting from or relating to Associate’s employment or the termination thereof, or relating to Associate’s status as an officer, director, employee or participant in any employee benefit plan of IMI or any of its affiliates, provided, however, that the foregoing:

(a)	is not intended to be, and shall not constitute, a release of any right of Associate to obtain indemnification and reimbursement of expenses from IMI Released Parties or any of its affiliates with respect to claims based upon or arising from alleged or actual acts or omissions of Associate as an officer, director or employee of IMI Released Parties or any of its affiliates to the fullest extent provided by law or in any applicable certificate of incorporation, by law or contract, and

(b)	shall not release IMI Released Parties from liability for violations of this Agreement after the date hereof.

From and after the date hereof, Associate agrees and covenants not to sue, or threaten suit against, or make any claim against, any IMI Released Party for or alleging any of the claims, actions, causes of action or suits described above. Associate acknowledges that this release includes, but is not limited to, all claims arising under federal, state, local or foreign laws prohibiting employer discrimination and all claims growing out of any legal restrictions on the rights of IMI or any of its affiliates to terminate its employees. Associate also specifically waives and releases all claims of employment discrimination and all rights available to Associate under the Age Discrimination in Employment Act (ADEA), as amended, Title VII of the Civil rights Act of 1964, as amended, or any other Federal discrimination law, the Fair Labor Standards Act, the California Fair Employment and Housing Act, and any other federal and/or state employment laws. Such claims being released include, by way of example and not limitation, any claim of race, sex, sexual orientation, age, national origin, disability, marital status and/or religious discrimination, any claim for breach of contract, and/or claim for wrongful discharge. Associate further agrees that if any claim is prosecuted in Associate’s name before any court or administrative agency, Associate waives and agrees not to take any award of money or other damages from such suit.

13.	Waiver. Associate hereby expressly waives and relinquishes all rights and benefits under Section 1542 of the California Civil code which provides:

“Section 1542. General Release—Claim extinguished. A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.”

Associate understands and acknowledges that the significance and consequence of this waiver of Section 1542 of the Civil Code is that even if Associate should eventually suffer additional damages arising out of Associate’s employment relationship with IMI, or Associate’s termination of employment, Associate will not be permitted to make any claim for those damages. Furthermore, Associate acknowledges that Associate intends these consequences even as to claims for injuries and/or damages that may exist as of the Separation Date but which Associate does not know exist, and which, if known, would materially affect Associate’s decision to execute this Agreement.

14.	Sole Remedy. Associate agrees that, in the event IMI breaches any provision of this Agreement, Associate’s sole remedy for such breach shall be enforcement of the terms of this Agreement.

15.	Right to Revoke. Associate acknowledges that Associate has the right to seek legal counsel, and was advised to seek such counsel, before entering into this Agreement. Associate further understands that Associate has the right to revoke this Agreement at any time within seven (7) days of execution of this Agreement by written notice sent by certified mail and received by IMI prior to expiration of the seventh day, whereupon this Agreement shall be null and void as of its inception. If this Agreement is revoked by Associate, IMI shall have no obligation to make the payments or provide the benefits described in Sections 3(a) – (d) hereof; and in the event Associate revokes this Agreement after IMI has paid all or any portion of the sum described in Sections 3(a) – (d) hereof, Associate shall immediately return the total amount said sum in full to IMI.

16.	Definition of Affiliate. An “affiliate” of IMI for purposes of this Agreement shall include any corporation or business entity in which IMI owns, directly or indirectly, at least 15% of the outstanding equity interest.

17.	Enforceability. If any provision of this Agreement shall be held invalid or unenforceable, the remainder of this Agreement shall nevertheless remain in full force and effect. If any provision is held invalid or unenforceable with respect to a particular circumstance, it shall nevertheless remain in full force and effect in all other circumstances.

18.	Notices. Any notices, requests, demands and other communications required or permitted to be given or made hereunder shall be in writing and shall be deemed to have been duly given (a) on the date delivered if personally delivered, (b) on the third day after deposit in the U.S. mail or with a reputable air courier service, properly addressed with postage or charges prepaid, or (c) on the date transmitted by telefax if the sender receives electronic confirmation of receipt of such telefax, to the address or telefax number of IMI or Associate, as the case may be, set forth on the signature page.

19.	Governing Law/Venue. This Agreement shall be governed by California law and applicable Federal law, without regard to the choice or conflict of law provisions thereof. The venue for any lawsuit arising as a result of this Agreement shall be in the courts of Santa Ana, CA.

20.	No Admission. Associate understands and agrees that the making of the promises contained in this Agreement is in no way an admission that IMI violated any Federal or state laws or regulations, or violated any other obligation it has or may have had to Associate. Rather, IMI is making these promises solely in exchange for Associate’s promises to IMI.

21.	Section Titles. The section titles used in this Agreement are for convenience only and do not define or limit the contents of any section.

22.	Successors and Assigns. This Agreement shall be binding upon, and shall inure to the benefit of, the heirs of Associate and the successors and assigns of IMI.

23.	Arbitration. Any controversy or claim arising out of or relating to this Agreement shall be submitted to binding arbitration. By agreeing to arbitrate, Associate agrees to waive his right to a jury trial. The arbitration will be conducted in accordance with this Agreement, the Federal Arbitration Act and the Employment Arbitration Rules of the American Arbitration Association, as in effect at the time of any arbitration pursuant to this Agreement (the “AAA Rules”). In the event of a conflict, the provisions of the AAA Rules will control, except where those AAA Rules conflict with this Agreement, in which case this Agreement will control. The arbitration shall be conducted before a single neutral arbitrator, regardless of the size of the dispute, to be selected as provided in the AAA Rules. The arbitration shall be commenced and held in Orange County, California. Any issue concerning the location of the arbitration, the extent to which any dispute is subject to arbitration, the applicability, interpretation, or enforceability of these procedures, including any contention that all or part of these procedures are invalid or unenforceable, and any discovery disputes, shall be resolved by the arbitrator. No potential arbitrator may serve on the panel unless he or she has agreed in writing to be bound by these procedures. To the extent state law is applicable, the arbitrator shall apply the law of California. Each party will, upon the written request of the other party, promptly provide the other with copies of all documents on which the producing party may rely in support of or in opposition to any claim or defense and a report of any expert whom the producing party may call as a witness in the arbitration hearing. Additional discovery shall be conducted as permitted by the AAA Rules or as may be ordered by the arbitrator upon a showing of good cause. All aspects of the arbitration shall be treated as confidential and neither the parties nor the arbitrator may disclose the existence, content or results of the arbitration, except as necessary to comply with legal or regulatory requirements, or to enforce any ruling or award. Before making any such disclosure, a party shall give written notice to all other parties and shall afford such parties a reasonable opportunity to protect their interests. The parties shall share all fees and costs payable to the arbitrator or AAA equally, except that IMI will pay all fees and costs that are unique to arbitration and/or in excess of the costs that would be incurred if the action were filed in a court of competent jurisdiction. All attorneys’ fees, witness fees and other costs shall be paid by the party that incurs those costs and expenses, except to the extent that a party is entitled to recover those costs or expenses under applicable law. The result of the arbitration shall be rendered in writing and shall be binding on the parties and judgment on the arbitrators’ award may be entered in any court having jurisdiction.

24.	Section 409A.

a. Notwithstanding anything to the contrary in this Agreement, if Associate is a “specified employee” on the date of Associate’s “separation from service” (each term as defined in Section 409A of the Code, as determined by IMI in accordance with Section 409A of the Code, and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such separation from service is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then IMI will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in the payments or benefits ultimately paid or provided to Associate) until the date that is at least six (6) months following Associate’s separation from service with IMI (or the earliest date permitted under Section 409A of the Code), whereupon IMI will pay Associate a lump-sum amount equal to the cumulative amounts that would have otherwise been previously paid to Associate under this Agreement during the period in which such payments or benefits were deferred.

b. With respect to the provisions of this Agreement which provide for “nonqualified deferred compensation” within the meaning of Section 409A of the Code, this Agreement is intended to comply with the provisions of Section 409A of the Code and the Regulations thereunder and shall be so interpreted, construed and administered.

c. In the event that following the date hereof IMI or Associate reasonably determines that any compensation or benefits payable under this Agreement may be subject to Section 409A of the Code, IMI and Associate shall work together to adopt such amendments to this Agreement or adopt other policies or procedures (including amendments, policies and procedures with retroactive effect), or take any other commercially reasonable actions necessary or appropriate, to (i) exempt the compensation and benefits payable under this Agreement from Section 409A of the Code and/or preserve the intended tax treatment of the compensation and benefits provided with respect to this Agreement or (ii) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance.

25.	Compensation Recovery Policy. Associate hereby acknowledges and agrees to be bound by and comply with all terms and conditions of the IMI Compensation Recovery Policy, a copy of which is attached hereto as Exhibit A.

26.	Entire Agreement; Modification. This Agreement represents the final and entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements, negotiations and discussions between the parties hereto; provided, however, that notwithstanding the foregoing, this Agreement shall not supersede or otherwise affect that certain Indemnification Agreement, dated as of December 1, 2011, between IMI and Associate which shall remain in full force and effect. This Agreement may not be modified except in writing signed by the parties.

[Signature page follows]

Delivered to Associate by IMI on November 13, 2012 and executed by Associate on the date set below. Please return the signed agreement to Lynn Jolliffe.

“Associate”

Date: December 18, 2012	/s/ Keith W. F. Bradley
Keith W. F. Bradley

Address:

Telephone:

“IMI”

INGRAM MICRO INC.
a Delaware Corporation

Date: December 7, 2012	/s/ Lynn Joliffe
Lynn Joliffe
Executive Vice President, Human Resources

Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, CA 92799
Tel: (714) 566-1000